

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2018

Jeffrey V. Haley
President and Chief Executive Officer
American National Bankshares Inc.
628 Main Street
Danville, VA 24541

      Re: American National Bankshares Inc.
          Registration Statement on Form S-4
          Filed December 14, 2018
          File No. 333-228810

Dear Mr. Haley :

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Financial Services

cc: Scott H. Richter